Suite 1440 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver to Announce Q2 2019 Unaudited Results on August 7
Conference Call and Webcast on August 8

Vancouver, B.C. - July 10, 2019 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (the “Company”) will announce its unaudited results for the second quarter of 2019 on Wednesday, August 7, 2019, after market close. The Company will hold a conference call and webcast to discuss the results on Thursday, August 8, 2019.

Second Quarter 2019 Unaudited Results Conference Call and Webcast

Date:	August 8, 2019
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	panamericansilver.com
Callers should dial in 5 to 10 minutes prior to the scheduled start time. The live webcast and presentation slides will be available at panamericansilver.com. An archive of the webcast will also be available for three months.

About Pan American Silver
Pan American is the world's second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. In 2019, we celebrate our silver anniversary: 25 years of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS”.
Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com